Exhibit 99.5

 Investor Presentation  September 2017

 General: The information contained in this presentation is subject to, and must be read in conjunction with, all other publically available information, including our Annual Report on Form 20-F for the year ended December 31, 2016, and other filings that we make from time to time with the SEC. Any person at any time acquiring securities must do so only on the basis of such person’s own judgment as to the merits or the suitability of the securities for its purpose and only based on such information as is contained in such public filings, after having taken all such professional or other advice as it considers necessary or appropriate in the circumstances and not in reliance on the information contained in the presentation. In making this presentation available, we give no advice and make no recommendation to buy, sell or otherwise deal in our shares or in any other securities or investments whatsoever. We do not warrant that the information is either complete or accurate, nor will we bear any liability for any damage or losses that may result from any use of the information.Neither this presentation nor any of the information contained herein constitute an offer to sell or the solicitation of an offer to buy any securities. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom. No offering of securities shall be made in Israel except pursuant to an effective prospectus under the Israeli Securities Law, 1968 or an exemption from the prospectus requirements under such law. Historical facts and past operating results are not intended to mean that future performances or results for any period will necessarily match or exceed those of any prior year. This presentation and the information contained herein are the sole property of the company and cannot be published, circulated or otherwise used in any way without our express prior written consent.Information Relating to Forward-Looking Statements:This presentation contains forward-looking statements that involve substantial risks and uncertainties. All statements, other than statements of historical facts, included in this presentation regarding our plans and the objectives of management are forward-looking statements. The use of certain words, including the words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and the Israeli Securities Law, 1968. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Various important factors could cause actual results or events to differ materially from those that may be expressed or implied by our forward-looking statements. These risks and uncertainties associated with our business are described in greater detail in the filings we make from time to time with SEC, including our Annual Report on Form 20-F. The forward-looking statements are made as of this date and we do not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.   Disclaimer

 Ellomay operates in the energy and infrastructure growing sectors including renewable and clean energy. The Company’s shares are traded on the NYSE American and the Tel Aviv Stock Exchange with a market cap of approximately $89.7 million (as of September 11, 2017) and the Company is controlled by Mr. Shlomo Nehama (Chairman), Mr. Ran Fridrich (CEO) and Mr. Hemi Raphael.  Ellomay owns 16 PV Plants in Italy and in Spain with an aggregate nominal capacity of ~30.5 MWp, 75% of a project to construct the Manara Pumped-Storage facility with capacity of 340MW and ~9.4% of the Dorad Power Plant, producing ~ 850MW.  Ellomay has entered into a strategic agreement with a subsidiary of Ludan Engineering Ltd. in connection with Waste-to-Energy projects in the Netherlands. Since the execution of this Agreement, Ellomay acquired 51% of Groen Gas Goor B.V. and of Groen Gas Oude-Tonge B.V., two project companies developing anaerobic digestion plants with a green gas production capacity of approximately 375 Nm3/h, in Goor, the Netherlands and 475 Nm3/h, in Oude Tonge, the Netherlands, respectively.  Ellomay aims to exploit attractive yield to risk ratios worldwide.   Standard & Poors Maalot ilA- Rating of Debentures.  1  2  3  4    5  Company Overview  (NYSE American; TASE: ELLO)

Company Overview

(NYSE American; TASE: ELLO)

1. Ellomay operates in the energy and infrastructure growing sectors including renewable and clean energy. The Company's shares are traded on the NYSE American and the Tel Aviv Stock Exchange with a market cap of approximately $89.7 million (as of September 11, 2017) and the Company is controlled by Mr. Shlomo Nehama (Chairman), Mr. Ran Fridrich (CEO) and Mr. Hemi Raphael.

2. Ellomay owns 16 PV Plants in Italy and in Spain with an aggregate nominal capacity of ~30.5 MWp, 75% of a project to construct the Manara Pumped-Storage facility with capacity of 340MW and ~9.4% of the Dorad Power Plant, producing ~ 850MW.

3. Ellomay has entered into a strategic agreement with a subsidiary of Ludan Engineering Ltd. in connection with Waste-to-Energy projects in the Netherlands. Since the execution of this Agreement, Ellomay acquired 51% of Groen Gas Goor B.V. and of Groen Gas Oude-Tonge B.V., two project companies developing anaerobic digestion plants with a green gas production capacity of approximately 375 Nm3/h, in Goor, the Netherlands and 475 Nm3/h, in Oude Tonge, the Netherlands, respectively.

4. Ellomay aims to exploit attractive yield to risk ratios worldwide.

5. Standard & Poors Maalot ilA- Rating of Debentures.

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ellomay CAPITAL LIMITED

Corporate Structure

Shareholders agreement[1] (between Shlomo Nehama and Kanir Partnership)

- **Shlomo Nehama** — 37.6%
- **Kanir Partnership** — 30.7%[2]
- **The public and others** — 31.7%[3]

ellomay CAPITAL LIMITED

- ~9.4% — **Dorad Energy Ltd. ("Dorad")**
- 75% — **Development Project – Pumped Storage**
- 100% — **PV**
- 51% — **Waste-to-Energy**

Dorad Energy Ltd. ("Dorad")

A private power plant in Ashkelon, Israel with capacity of ~ 850 MW, operating on bi-fuel combined cycle gas turbine (CCGT) running on natural gas. (the "Dorad Power Plant"). Representing approximately 6% of Israel's current electricity capacity.

Development Project – Pumped Storage

During August 2016 the Israeli Minister of National Infrastructures, Energy and Water Resources executed a conditional license regulating the construction of a power plant in the Manara Cliff for the production of energy in a pumped storage technology with a capacity of 340 MW, which is subject to a quota as detailed below.

PV

16 photovoltaic plants in Italy and Spain, with aggregate installed capacity of ~30.5 MWp, all connected to the national grid and producing aggregate annual revenues of ~12 million Euro.

Waste-to-Energy

The Company acquired 51% of the rights in two project companies developing anaerobic digestion plants with a green gas production capacity of approximately 375 Nm3/h, in Goor and 475 Nm3/h, in Oude Tonge, both in the Netherlands.

1) Mr. Shlomo Nehama owns the shares of Ellomay directly and indirectly. A shareholders agreement was signed between Kanir partnership and a company controlled by Shlomo Nehama that holds 33.3% of Ellomay's shares.
2) Kanir partnership is controlled by Mr. Ran Fridrich and Mr. Hemi Raphael. Kanir's holdings percentage set forth herein includes holdings by Ran Fridrich and Hemi Raphael (directly and indirectly) of 1.1% and 4.3%, respectively.
3) Includes direct and indirect beneficial holdings of approximately 3.8% by the Mor brothers, who are shareholders of one of Kanir's limited partners.

4 ellomay CAPITAL LIMITED

Milestones


2010
Entrance to Italian PV Market (acquisitions 2010 - 2013)
Acquired indirect equity interest in Dorad Energy Ltd.
2011
Listing in NYSE American
2012
Entrance to Spanish PV Market
2013
Listing in TASE
2014
Public Series A Debenture Issuance (il A- ,Maalot S&P IL)
Commencement of Dorad Power Plant's Commercial Operations (850MW)
Acquisition of 3 PV plants in Spain
2015
2016
Dividend distribution in the aggregate amount of approximately $2.4 million
Strategic agreement Waste to Energy projects in the NL; Receipt of conditional license for the Manara PSP
2017
Public Series B Debenture Issuance (il A- ,Maalot S&P IL)
Agreement to acquire a Spanish company promoting a 300MW PV Plant in Talaván, Cáceres, Spain
Agreement to acquire a photovoltaic site with fixed technology and a nominal capacity of approximately 9 MWp, which is connected to the grid and operational since November 2013 in Talmei Yosef, Israel

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 850 MW2  850 Nm3/h1  22.6 MWp  7.9 MWp  Installed Capacity  ~ 9.4%  51%  100%  100%  % Ownership  ~ $35.2M5  ~ $12.6M4  ~ $78.5M4  ~ $21.6M4  Book Value of investment3  20346  ~ 2029  ~ 2031  2040-2041  License/Subsidy Term  1  2  12  4  # Facilities  Spain (PV)  Italy (PV)  Israel (CCGT)  Portfolio Summary  Biogas installations under construction.The Dorad Power Plant began commercial operation in May 2014.As of June 30, 2017.Cost of fixed assets as of June 30, 2017.Investment in equity accounted investee – attributed to the investment in Dorad.A 20 year generation license and supply license.  Netherlands (Biogas)

 Photovoltaic Operations: Italy and Spain

 Production of clean energy represents a growing portion of energy production. Today, the majority of the energy supply in the world is still produced using fossil fuels, such as coal, oil and natural gas. The use of these traditional energy sources raises a number of challenges, including price volatility, dependency on import from a limited number of countries as well as environmental concerns. As a result of these and other challengers, governments expand their support of development of alternative energy sources, including solar energy, the fastest growing source of renewable energy.  Many countries, including Spain and Italy, adopted plans that offered significant incentives targeted at reducing the burden of the cost of the photovoltaic systems in order to promote the use of solar energy and reduce the dependency on other forms of energy.  According to information published online by SolarPower Europe, the new EPIA (European Photovoltaic Industry Association), the solar power market has grown significantly in the past decade. In the first three quarters of 2016, 5.3 GW of photovoltaic systems were installed in Europe.  The PV Market  Source : www.solarpowereurope.org

 Project name  Installed Capacity (kWp)  Acquisition Year  Acquisition Cost per MWp (in millions)  Connection Date1  Technology  Region  FiT1 Eurocent/KWh  Del Bianco  734  2010  €2.9  04/2011  Fix  Marche  32.15  Costantini  734  2010  €2.9  04/2011  Fix  Marche  32.15  Giacchè  730  2010  €3.8  04/2011  Trackers  Marche  32.15  Massaccesi  749  2010  €3.8  04/2011  Trackers  Marche  32.15  Troia 8  996  2010  €3.5  01/2011  Fix  Puglia  31.80  Troia 9  996  2010  €3.5  01/2011  Fix  Puglia  31.80  Galatina  999  2011  €3.9  05/2011  Fix  Puglia  31.80  Pedale  2,994  2011  €3.95  05/2011  Trackers  Puglia  26.59  D’angella  931  2011  €3.25  06/2011  Fix  Puglia  26.77  Acquafresca  948  2011  €3.25  06/2011  Fix  Puglia  26.77  Soleco  5,924  2013  €2.0  08/2011  Fix  Veneto  21.89  Tecnoenergy  5,900  2013  €2.0  08/2011  Fix  Veneto  21.89  PV Plants in Italy   All plants are connected to the national grid and are entitled to a remuneration period of 20 years from connection to the grid. In addition to the FiT payments, the plants are entitled to sell the electricity in the SPOT price (an average of approximately 5 Eurocents/KWh for the first six month period ended June 30, 2017).

 Project name  Installed Capacity(kWp)  Acquisition Year  Acquisition Cost per MWp (in millions)  Connection Date1  Technology  Location  Expected annual revenues (€ thousand)  Rodríguez I  1,675  2014  €1.55  11/2011  Fix  Murcia  ~ 570  Rodríguez II  2,690  2014  €1.78  11/2011  Fix  Murcia  ~ 960  Fuente Librilla  1,248  2014  €1.68  06/2011  Fix  Murcia  ~ 470  Rinconada II   2,275  2012  €2.40  07/2010  Fix  Cordoba   ~ 790  Remuneration period – 30 years.   PV Plants in Spain

 Dorad Power Plant, Ashkelon, Israel

 The Dorad Power Plant is one of the largest private power plant in Israel, with installed capacity of approximately 850 MW.  The plant is a CCGT bi-fuel plant and powered by natural gas. The Dorad Power Plant is comprised of twelve natural gas turbines, and two steam turbines.  Ellomay indirectly holds approximately 9.4% interest in Dorad.  The cost of the project was approximately US$ 1.2 billion. The project has secured one of the largest project finance facilities in Israel of over US$ 1 billion. The financing facility was led by Israel's largest banks and institutional investors.  Electricity is sold directly to end-users and to the national distribution network at competitive rates. The power plant, which was declared a national infrastructure project by the Israeli Prime Minister, was commercially operated and began producing electricity in full capacity in May 2014.  850  12  1.2B  2014

   H1 2017  H1 2016  2016  Revenues  1,211  1,126  2,300  Gross profit from operating the power plant  161  127  294  Operating profit   152  119  275  Net income  2  13  51  EBITDA1  250  225  484  Finance expenses, net  (149)  (107)  (219)  Net increase in cash and cash equivalents for the period, including effect of exchange rate fluctuations  -  165  28  Dorad Power PlantKey P&L and Statement of Cash Flows Figures (NIS millions)  (1) See below for a reconciliation of Net Income to EBITDA.

 Waste-to-Energy Projects  Biomethane injection  Biogas plant  Electricity  Heat  Biomethane treatment  Organic matter  Fertilizers  Biogas:  the combustible product of the anaerobic digestion of different biomass substrates including manure, agro-residues and organic waste.  Green gas:(bio-methane)  is defined as methane produced from biogas with properties close to natural gas that is injected into the natural gas grid.

 The Potential of the Dutch Biogas Market  The Netherlands produces over 76 million tons of manure per year (source CBS, 2013).Approximately 10% of the market has to be processed due to stringent regulatory requirements (“overmest”). Maximum biogas potential is expected to triple between 2020 to 2030 and market demand for Green Gas Certificates is expected to increase.  The Netherlands is far from reaching the target determined by the European Union of 20% renewable energy out of all energy sources (by the year 2020).  The Potential of theDutch Biogas Market

   Strategic Collaboration with Ludan  Pursuant to the agreement with Ludan, subject to the fulfillment of certain conditions (including the financial closing of each project and receipt of a valid Sustainable Energy Production Incentive subsidy from the Dutch authorities and applicable licenses), the Company will acquire at least 51% of each project company and Ludan will own the remaining 49% (each project that meets the conditions is referred to as an "Approved Project"). The expected overall cost of the projects is approximately Euro 200 million (including project financing).Each Approved Project is expected to receive a guaranteed payment (subsidy) from the Dutch authorities for the energy it generates for a period of approximately twelve years.  Renewable energy accounts only for ~5% of NL energy sources

 Waste-to-Energy (Biogas) Projects  In 2016 the Company acquired 51% of the rights in a project company, in Groen Gas Goor B.V developing an anaerobic digestion (AD) plant, with a green gas production capacity of approximately 375 Nm3/h, in Goor, the Netherlands, and the land on which the plant will be constructed. In April 2017 the Company acquired 51% of the outstanding shares of the project company, Groen Gas Oude-Tonge B.V. ("Oude Tonge"), which is in the process of developing an anaerobic digestion plant, with a green gas production capacity of approximately 475 Nm3/h, in Oude Tonge, the Netherlands.

 Pumped-Storage Development Project Manara Cliff, Israel

 Hydro-electric storage system comprised of two water reservoirs (upper and lower), connected through an underground water pressure pipe. Energy is stored by pumping water from lower to upper reservoir and generated by releasing the water back.  Sustainable technology – working for over 100 years.  This technology is an important tool for managing and controlling the national grid and improving its operations. The plants operate using the available capacity and energy method around the world, allowing quick response time (90 sec) and used by the grid dispatcher for utilizing the operational advantages to balance immediate demand and supply related services.  Pumped storage is the most efficient method (known today) for storing electricity in large capacities.  Pumped-storage project:The solution in a nutshell

   340 MW 2  Ellomay Pumped Storage (2014) Ltd.   Ellomay Capital Ltd. – 75% 1Sheva Mizrakot Ltd. – 25%  Capacity  Shareholders  Company  Pumped-Storage Project  Indirectly owned through the project company.In August 2016, Ellomay PS received a conditional license for a pumped storage plant with a capacity of 340 MW, after the initial development stage, including receiving a feasibility survey from IEC, was finalized. In addition, the Editors Committee of the National Outline Plan #10 approved the increase of capacity to 340 MW. Recently, the regional planning committee gave its approval for deposit of the plan for public review. The financial closing of the Manara Project is subject to the availability of a quota for pumped storage plants and the general quota set forth by the Israeli Electricity Authority for pumped-storage projects in Israel is currently set at 800 MW, while conditional licenses issued are in excess of such quota.

 Expected Projects

 Acquisition of a Photovoltaic Plant in Israel   The company has entered into an agreement to acquire the shares of an Israeli company that owns through a subsidiary a photovoltaic plant in Israel with a nominal capacity of ~9MWp, that was connected to the Israeli grid in November 2013. The Israeli project company entered into a long-term (20 years) standard power purchase agreement with the IEC, to which it provides all of the energy produced by the Israeli PV Plant. The electricity tariff paid by the IEC is guaranteed for a period of 20 years and is updated once a year based on changes to the Israeli Consumer Price Index (1) . (1) The consummation of the acquisition is subject to several customary conditions precedent, including the approval of various regulatory authorities and the approval of the financing bank. We believe the agreement will be consummated during the third quarter of 2017 but there is no assurance as to whether and when the conditions precedent will be satisfied.

 SPA to Acquire a Spanish Company Promoting a 300 MW PV Plant in Talaván, Spain   The company has entered into a share purchase agreement (the “SPA”), pursuant to which it purchased and acquired the entire share capital of a Spanish company, Talasol Solar S.L. (“Talasol”), which is promoting the construction of a photovoltaic plant with a peak capacity of 300 MW in the municipality of Talaván, Cáceres, Spain.Based on an initial study performed by the Company's technical advisors, the Project's CAPEX including development costs and interest is expected to be approximately Euro 225-255 million (approximately $245 million - $278 million), depending on the terms of the EPC agreement that will be executed in connection with the Project and other factors. The Project is expected to produce approximately 580 GWh per year, and based on the "base case" scenario of a prices projection study is expected to yield revenues of approximately Euro 25 million (approximately $27.2 million) per year. The Company expects that the Project's operating and G&A expenses will amount to an aggregate of approximately Euro 6 million and, therefore, revenues net of such expenses are currently expected to be approximately Euro 19 million (approximately $20.7 million) per year. Based on the Company’s legal and technical advisors, the Project is expected to be construction ready within a period of 10-15 months. The Company expects that the capital required for the Project will be obtained from banks, suppliers, equity or debt financings and potential partners, however there can be no assurance that such financing will be obtained and there are currently no agreements, commitments or understandings with respect to any such financing. The SPA provides that the purchase price for Talasol’s shares is Euro 10 million (approximately $10.9 million) and that this amount is to be deposited in escrow, otherwise the SPA will terminate automatically. The release of the amount from escrow is subject to customary conditions subsequent in these types of transactions, as described below.

 SPA to Acquire a Spanish Company Promoting a 300 MW PV Plant in Talaván, Spain   The company has entered into a share purchase agreement (the “SPA”), pursuant to which it purchased and acquired the entire share capital of a Spanish company, Talasol Solar S.L. (“Talasol”), which is promoting the construction of a photovoltaic plant with a peak capacity of 300 MW in the municipality of Talaván, Cáceres, Spain.Based on an initial study performed by the Company's technical advisors, the Project's CAPEX including development costs and interest is expected to be approximately Euro 225-255 million (approximately $245 million - $278 million), depending on the terms of the EPC agreement that will be executed in connection with the Project and other factors. The Project is expected to produce approximately 580 GWh per year, and based on the "base case" scenario of a prices projection study is expected to yield revenues of approximately Euro 25 million (approximately $27.2 million) per year. The Company expects that the Project's operating and G&A expenses will amount to an aggregate of approximately Euro 6 million and, therefore, revenues net of such expenses are currently expected to be approximately Euro 19 million (approximately $20.7 million) per year. Based on the Company’s legal and technical advisors, the Project is expected to be construction ready within a period of 10-15 months. The Company expects that the capital required for the Project will be obtained from banks, suppliers, equity or debt financings and potential partners, however there can be no assurance that such financing will be obtained and there are currently no agreements, commitments or understandings with respect to any such financing. The SPA provides that the purchase price for Talasol’s shares is Euro 10 million (approximately $10.9 million) and that this amount is to be deposited in escrow, otherwise the SPA will terminate automatically. The release of the amount from escrow is subject to customary conditions subsequent in these types of transactions, as described below.    סודי  23

 Financial Results

    December 31, 2016  % Of BS  June 30, 2016  % Of BS  June 30, 2017  % Of BS  Cash and cash equivalent, Marketable securities, Short-term deposits  24,673  16%  22,230  14%  51,497  25%  Financial Debt*  58,752  38%  59,414  37%  106,680  52%  Financial Debt, net*  34,079  22%  37,184  23%  55,183  27%  Property, plant and equipment net (mainly in connection with PV Operations)  77,066  49%  78,321  49%  87,855  43%  Investment in Dorad   32,088  21%  33,412  21%  35,202  17%  CAP*  147,522  94%  151,148  95%  197,028  96%  Total equity  88,770  57%  91,734  57%  90,348  44%  Total assets  156,174  100%  159,687  100%  205,792  100%  Key Balance Sheet Figures (USD thousands)   *See Appendix A for calculations

 Key Financial Ratios    December 31, 2016  June 30, 2016  June 30, 2017  Financial Debt to CAP (A/D)  40%  39%  54%  Financial Debt, net to CAP (B/D)  23%  25%  28%  Financial Debt to Total equity (A/C)  66%  65%  118%  Financial Debt, net to Total equity (B/C)  38%  41%  61%  Strong Balance Sheet, Sufficient Liquidity, Low Leverage  See Appendix A for calculations

   (USD millions)  Key Income and P&L Figures  See below for a reconciliation of net income (loss) to EBITDA

EBITDA

Use of NON-IFRS Financial Measures

EBITDA is a non-IFRS measure and is defined as earnings before financial expenses, net, taxes, depreciation and amortization. The Company presents this measure in order to enhance the understanding of the Company's and Dorad's historical financial performance and to enable comparability between periods. While the Company considers EBITDA to be an important measure of comparative operating performance, EBITDA should not be considered in isolation or as a substitute for net income or other statement of operations or cash flow data prepared in accordance with IFRS as a measure of profitability or liquidity. EBITDA does not take into account the Company's or Dorad's commitments, including capital expenditures, and restricted cash, accordingly, is not necessarily indicative of amounts that may be available for discretionary uses. Not all companies calculate EBITDA in the same manner, and the measure as presented may not be comparable to similarly-titled measures presented by other companies. The Company's and Dorad's EBITDA may not be indicative of the historic operating results nor is it meant to be predictive of potential future results.

Ellomay Capital - Reconciliation of Net income (loss) to EBITDA (in US Dollar thousands)

	For the year ended	For the year ended	For the year ended	For the year ended	For the year ended	For the year ended	For the six months ended	For the six months ended
	December 31, 2011	December 31, 2012	December 31, 2013	December 31, 2014	December 31, 2015	December 31, 2016	June 30, 2016	June 30, 2017
Net income (loss) for the period	(972)	(2,133)	10,087	6,646	7,298	(1,073)	(1,671)	(5,183)
Financing expenses (income), net	1,238	3,773	2,454	3,395	(592)	3,056	2,755	5,526
Taxes on income (tax benefit)	(1,018)	(1,011)	245	201	(1,933)	625	309	725
Depreciation	1,777	2,717	4,021	5,452	4,912	4,884	2,518	2,378
EBITDA	**1,025**	**3,346**	**16,807**	**15,694**	**9,685**	**7,492**	**3,911**	**3,446**

Dorad - Reconciliation of Net income to EBITDA (in NIS millions)

	For the year ended	For the six months ended	For the six months ended
	December 31, 2016	June 30, 2016	June 30, 2016
Net income for the period	51	13	2
Financing expenses, net	219	107	149
Taxes on income	5	0	1
Depreciation and amortization	209	105	98
EBITDA	**484**	**225**	**250**

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   1  2  3  4  Summary  Diversified and growing base of cash flow generating assets.  The Company is characterized by relatively low leverage and revenues based on regulatory tariffs.  The Company aims to exploit attractive yield to risk ratios worldwide.   Seasoned management team, with extensive sector knowledge and access to attractive opportunities.

Thank you!

ellomay
CAPITAL LIMITED

Investor Relations

Ishay Potruch / Chen Livne
GK Investor relations
Direct: +972 (0)3-6074717
Email: ishay@gk-biz.com / chen@gk-biz.com
www.gk-biz.com

Company

Kalia Weintraub
Chief Financial Officer
Ellomay Capital LTD.
9 Rothschild Blvd., Tel Aviv
Direct: +972-3-7971111
Email: miri2@ellomay.com

www.ellomay.com

30 ellomay CAPITAL LIMITED

Appendix A – Leverage Ratios     As of December 31,  As of June 30,  As of June 30,     2016  2016  2017  Current liabilities         Loans and borrowings   $ (1,150)   $ (1,208)   $ (1,268)  Debentures   $ (4,989)   $ (4,973)   $ (5,500)  Non-current liabilities           Finance lease obligations   $ (4,228)   $ (4,658)   $ (4,396)  Long-term loans   $ (17,837)   $ (12,946)   $ (27065)  Debentures   $ (30,548)   $ (35,629)   $ (68,451)  Financial Debt (A)   $ (58,752)   $ (59,414)   $ (106,680)  Less:           Cash and cash equivalents   $ 23,650    $ 16,715    $ 43,490   Marketable Securities   $ 1,023    $ 5,515    $ 8,007   Short-term deposits   $ -    $ -    $ -   Financial Debt, net (B)   $ (34,079)   $ (37,184)   $ (55,183)             Total equity (C)   $ (88,770)   $ (91,734)   $ (90,348)  Financial Debt (A)   $ (58,752)   $ (59,414)   $ (90,348)  CAP (D)   $ (147,522)   $ (151,148)   $ (197,028)             Financial Debt to CAP (A/D)  40%  39%  54%  Financial Debt, net to CAP (B/D)  23%  25%  28%  Financial Debt to Total equity (A/C)  66%  65%  118%  Financial Debt, net to Total equity (B/C)  38%  41%  61%  The Company defines Financial Debt as loans and borrowings plus debentures (current liabilities) plus finance lease obligations plus long-term bank loans plus debentures (non-current liabilities), Financial Debt, Net as Financial Debt minus cash and cash equivalent minus investments held for trading minus short-term deposits and CAP as equity plus Financial Debt. The Company presents these measures in order to enhance the understanding of the Company’s leverage ratios and borrowings. While the Company considers these measures to be an important measure of leverage, these measures should not be considered in isolation or as a substitute for long-term borrowings or other balance sheet data prepared in accordance with IFRS as a measure of leverage. Not all companies calculate these measures in the same manner, and the measure as presented may not be comparable to similarly-titled measures presented by other companies.   Use of NON-IFRS Financial Measures  Calculation of Leverage Ratios (in US$ thousands)